UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                 FORM U-9C-3



                               QUARTERLY REPORT



                     For the quarter ended June 30, 2000

       Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                 Act of 1935







                          ALLIANT ENERGY CORPORATION

                          222 West Washington Avenue

                           Madison, Wisconsin 53703

                                 608-252-3311

                          ALLIANT ENERGY CORPORATION

                                 FORM U-9C-3

                     For the Quarter Ended June 30, 2000



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                                     CONTENTS

                                                                                Page
                                                                                ----

ITEM 1 - Organization Chart                                                       3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions           4

ITEM 3 - Associate Transactions                                                   5

ITEM 4 - Summary of Aggregate Investment                                          6

ITEM 5 - Other Investments                                                        6

ITEM 6 - Financial Statements and Exhibits                                        7

SIGNATURES                                                                        7

EXHIBIT A                                                                         8
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
ITEM 1 - ORGANIZATION CHART

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            Name of                                                                                        Percentage
       Reporting Company                                  Energy- or                                       of Voting     Nature of
  (Organization Chart Hierarchy)                         Gas-Related      Date of         State of         Securities    Business
              (a)                                          Company     Organization     Organization          Held         (a)
------------------------------------------------------------------------------------------------------------------------------------
Oak Hill Pipeline L.P.                                      Energy        4/1/97           Texas              99%       (ix) -1
Alliant Energy Desdemona, L.P.                              Energy       2/14/00         Delaware             99%       (ix) -1
Alliant South Texas Pipeline, L.P.                          Energy       4/20/99           Texas              90%       (ix) -1
(IEA Delaware / IEA / ISCO / Resources / Alliant Energy)

Industrial Energy Applications, Inc.
Heartland Energy Group, Inc.                                Energy        2/2/62           Iowa              100%       (i)
RMT, Inc.                                                   Energy        6/1/95         Wisconsin           100%       (v) - 1
(ISCO / Resources / Alliant Energy)                         Energy       7/29/83         Wisconsin           100%       (vii) - 1

Residuals Management Technology, Inc., Ohio
RMT North Carolina, Inc.                                    Energy       1/22/97           Ohio               48%       (vii) - 1
RMT, Inc., Michigan                                         Energy        4/6/69      North Carolina         100%       (vii) - 1
RMT International, Inc.                                     Energy       12/15/95        Michigan            100%       (vii) - 1
(RMT / ISCO / Resources / Alliant Energy)                   Energy       10/9/97         Wisconsin           100%       (vii) - 1

ReGENco, LLC
(HES / Investments / Resources / Alliant Energy)            Energy       4/19/99         Wisconsin            30%       (vii) - 2

Schedin & Associates, Inc.
BFC Gas Company L.L.C.                                      Energy       6/22/82         Minnesota           100%       (i)
(IEA / ISCO / Resources / Alliant Energy)                   Energy       12/7/95           Iowa               60%       (vi)

Williams Bulk Transfer Inc.
(Transportation / Resources / Alliant Energy)               Energy       4/27/99           Iowa              100%       (ix) - 2

Cargill-Alliant, LLC
(Alliant Energy)                                            Energy       10/29/97        Wisconsin            50%       (v) - 2

Henwood Energy Services, Inc.
(Resources / Alliant Energy)                                Energy        8/9/85        California            17%       (i)


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(a)        The following abbreviations were used:

-------------------------------------------------------------   --------------------------------------------------------------------
Abbreviation     Legal Name                                     Abbreviation      Nature of Business
-------------------------------------------------------------   --------------------------------------------------------------------

Alliant Energy   Alliant Energy Corporation                     (i)               Energy management services
HES              Heartland Energy Services, Inc.                (v) - 1           Brokering of energy commodities - natural gas
IEA              Industrial Energy Applications, Inc.           (v) - 2           Brokering and marketing of energy
IEA Delaware     Industrial Energy Applications Delaware Inc.                        commodities - electricity
Investments      Alliant Energy Investments, Inc.               (vi)              Production of alternative fuels
ISCO             Alliant Energy Industrial Services, Inc.       (vii) - 1         Environmental licensing, testing, and
Resources        Alliant Energy Resources, Inc.                                      remediation services
RMT              RMT, Inc.                                      (vii) - 2         Integrated turbine and generator services
Transportation   Alliant Energy Transportation, Inc.            (ix) - 1          Fuel transportation facilities services
                                                                (ix) - 2          Fuel handling and storage facilities services
-------------------------------------------------------------   --------------------------------------------------------------------
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
ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at June 30, 2000

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                                                                   Principal
Company                                      Type of               Amount of
Issuing                                     Security                Security                 Person to
Security                                     Issued              (in thousands)       Whom Security was Issued
------------------------------------------------------------------------------------------------------------------------------------
Alliant Energy Desdemona, L.P.           Partnership capital         $3,471     Industrial Energy Applications Delaware Inc.(1)
Alliant South Texas Pipeline, L.P.       Partnership capital         $6,120     Industrial Energy Applications Delaware Inc.(1)
BFC Gas Company L.L.C.                   Capital                     $2,585     Industrial Energy Applications, Inc.(1)
Cargill-Alliant, LLC                     Capital                     $5,000     Alliant Energy Corporation (1)
Heartland Energy Group, Inc.             Common stock                $3,289     Alliant Energy Industrial Services, Inc.(1)
Henwood Energy Services, Inc.            Common stock                $1,342     Alliant Energy Resources, Inc.(1)
Industrial Energy Applications, Inc.     Common stock                $9,971     Alliant Energy Industrial Services, Inc.(1)
                                         Money pool borrowings      $37,427     Alliant Energy Resources, Inc.(1)
Oak Hill Pipeline L.P.                   Partnership capital         $5,274     Industrial Energy Applications Delaware Inc.(1)
ReGENco, LLC                             Class A Units               $1,083     Heartland Energy Services, Inc.(1)
                                         Class B Units                 $667     Heartland Energy Services, Inc.(1)
RMT, Inc. (including subsidiaries)       Common stock               $11,822     Alliant Energy Industrial Services, Inc.(1)
Schedin & Associates, Inc.               Money pool borrowings         $752     Alliant Energy Resources, Inc.(1)
Williams Bulk Transfer Inc.              Common stock                    $1     Alliant Energy Transportation, Inc.(1)
                                         Money pool borrowings       $4,329     Alliant Energy Resources, Inc.(1)

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(1) Associate company.
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

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended June 30, 2000

Part I -- Transactions performed by reporting companies on behalf of associate companies (b):
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Reporting   Associate                                                     Direct         Indirect                         Total
Company     Company            Types of                                   Costs            Costs         Cost of          Amount
Rendering   Receiving          Services                                  Charged          Charged        Capital          Billed
Services    Services           Rendered                               (in thousands)  (in thousands)  (in thousands)  (in thousands)
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
RMT          WP&L              Environmental consulting                     $99             $-             $-              $99
RMT          IEA               Environmental consulting                       1              -              -                1
RMT          IESU              Environmental consulting                       4              -              -                4
RMT          Barge             Environmental consulting                      11              -              -               11
RMT          Resources         Environmental consulting                       3              -              -                3
Williams     Cargill-Alliant   Coal handling                                 85              -              -               85
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Part II -- Transactions performed by associate companies on behalf of reporting companies (b):
--------------------------------------------------------------------------------------------------------------------------
Associate    Reporting                                        Direct         Indirect                           Total
Company      Company                   Types of              Costs            Costs          Cost of          Amount
Rendering    Receiving                  Services             Charged          Charged         Capital          Billed
Services     Services                   Rendered          (in thousands)  (in thousands)   (in thousands)  (in thousands)
--------------------------------------------------------------------------------------------------------------------------

IESU          IEA              Fossil plant operations          $20            $-               $-             $20
RMT           IEA              Environmental consulting           1             -                -               1
SERVCO        HEG              Administrative services            6             -                -               6
SERVCO        IEA              Administrative services           52             -                -              52
SERVCO        RMT              Administrative services            3             -                -               3
SERVCO        Schedin          Administrative services            2             -                -               2
SERVCO        Williams         Administrative services           11             -                -              11
Whiting       ISCO             Gas marketing                     83             -                -              83
Whiting       IEA              Gas marketing                      8             -                -               8
Williams      Cargill-Alliant  Coal handling                     85             -                -              85
--------------------------------------------------------------------------------------------------------------------------

NOTE:  All services provided by SERVCO were directly charged to the reporting company, thus there were no cost allocations.

(b)        The following abbreviations were used:
----------------------------------------------------------         -----------------------------------------------------------------
Abbreviation      Legal Name                                        Abbreviation      Legal Name
----------------------------------------------------------         -----------------------------------------------------------------

Barge             IEI Barge Services, Inc.                          RMT               RMT, Inc.
Cargill-Alliant   Cargill-Alliant, LLC                              SERVCO            Alliant Energy Corporate Services, Inc.
HEG               Heartland Energy Group, Inc.                      Schedin           Schedin & Associates, Inc.
IEA               Industrial Energy Applications, Inc.              Whiting           Whiting Petroleum Corporation
IESU              IES Utilities Inc.                                Williams          Williams Bulk Transfer Inc.
ISCO              Alliant Energy Industrial Services, Inc.          WP&L              Wisconsin Power and Light Company
Resources         Alliant Energy Resources, Inc.


----------------------------------------------------------        ------------------------------------------------------------------
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
ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

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
Total consolidated capitalization as of June 30, 2000 (a)                                            $4,784,712           Line 1
------------------------------------------------------------------------------------------------------------------------------------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                                      717,707           Line 2
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Greater of $50 million or total capitalization multiplied by 15% (Line 2)                               717,707           Line 3
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Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                                     752
     Energy-related business category ii                                                                      -
     Energy-related business category iii                                                                     -
     Energy-related business category iv                                                                      -
     Energy-related business category v                                                                       -
     Energy-related business category vi                                                                     15
     Energy-related business category vii                                                                 2,750
     Energy-related business category viii                                                                    -
     Energy-related business category ix                                                                 13,922
     Energy-related business category x                                                                       -
                                                                                                     ____________
          Total current aggregate investment                                                             17,439           Line 4
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Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                                   $700,268           Line 5
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Investments in gas-related companies:
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Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                  $-
     Gas-related business category ii                  -
         Total current aggregate investment       ____________
                                                      $-
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(a)  Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and notes payable).


ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

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                                              Other            Other
Major Line Of                              Investment       Investment
Energy-Related                              In Last           In This      Reason for Difference
Business                                  U-9C-3 Report    U-9C-3 Report   In Other Investment
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Energy-related business category i*          $49,341         $48,740     In the second quarter of 2000, Industrial Energy
                                                                         Applications, Inc. repaid $601 of its money pool borrowings from Alliant Energy Resources, Inc.

Energy-related business category v*           $8,289          $8,289     No change.

Energy-related business category vi*          $2,569          $2,569     No change.

Energy-related business category vii*        $10,902         $11,822     Accounting adjustment to RMT Inc.'s common stock balance.


Energy-related business category ix*          $5,274          $5,274     No change.
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*  Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.
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


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A. FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).


B. EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
B-1   Environmental services contract between Wisconsin Power and Light
      Company and RMT, Inc. dated March 1, 1999 - incorporated by reference to
      Exhibit B-6 to Alliant Energy Corporation's Quarterly Report on
      Form U-9C-3 for the period ended December 31, 1999.
B-2   Service Agreement by and among Alliant Energy Resources, Inc., IPC
      Development Company, Inc. and Alliant Energy Corporate Services, Inc. - incorporated by reference to Exhibit 10.2 to Alliant Energy Corporation's
      Form 10-Q for the quarter ended June 30, 1998.

Copies of other contracts required to be provided by Item 3 have been filed under confidential treatment pursuant to Rule 104 (b).






                                  SIGNATURES




Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 29th day of August 2000.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                      Assistant Controller
-------------------------
John E. Kratchmer


                                      -7-

                                                                     Exhibit A


                          ALLIANT ENERGY CORPORATION
             222 West Washington Avenue, Madison, Wisconsin 53703

                                 CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
P.O. Box 19280
Springfield, Illinois 62794-9280

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                      Assistant Controller
--------------------------
John E. Kratchmer

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